Filed Pursuant to Rule 424(b)(5)

Registration No. 333-224880

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated May 23, 2018)

FORTE BIOSCIENCES, INC.

$10,000,000 Common Stock

We have entered into an At Market Issuance Sales Agreement, or the sales agreement, with Ladenburg Thalmann & Co. Inc., or Ladenburg, relating to shares of our common stock, $0.001 par value per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $10,000,000 from time to time through Ladenburg acting as sales agent. This prospectus supplement number 2 is being filed to supplement the prospectus supplement filed with the Securities and Exchange Commission on September 4, 2020 solely to reflect the reduced aggregate gross sales price that may be sold under this prospectus supplement and the accompanying prospectus.

Our common stock is listed on Nasdaq Capital Market under the symbol “FBRX.” The last reported sale price of our common stock on October 27, 2020 was $33.92 per share.

Upon our delivery of a placement notice and subject to the terms and conditions of the sales agreement, Ladenburg may sell shares of our common stock by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act, or in privately negotiated transactions. Ladenburg is not required to sell any specific number or dollar amounts of securities but will act as sales agent using its commercially reasonable efforts on our behalf, consistent with its normal trading and sales practices, on mutually agreed terms between Ladenburg and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Ladenburg will be entitled to compensation at a fixed commission rate of 3.0% of the gross proceeds of each sale of shares of our common stock. See “Plan of Distribution” on page S-14 for a description of compensation payable to Ladenburg. In connection with the sale of our shares of common stock on our behalf, Ladenburg may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Ladenburg may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Ladenburg with respect to certain liabilities, including liabilities under the Securities Act.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-6 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann & Co. Inc.

Prospectus Supplement No. 2 dated October 28, 2020